

April 16, 2014

<u>Via E-Mail</u>
Mr. Deepak Chopra
Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA   90250

      Re: **OSI Systems, Inc.**
              Form 10-K for fiscal year ended June 30, 2013
              Filed August 16, 2013
              File No. 0-23125

Dear Mr. Chopra:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin L. Vaughn

              Kevin L. Vaughn
              Accounting Branch Chief